                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM U-9C-3



                    QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 For the quarterly period ended March 31, 1998


                                    Conectiv
                      (Name of Registered Holding Company)

                                800 King Street
                              Wilmington, DE 19899
                   (Address of Principal Executives Offices)



                   Inquiries concerning this Form U-9C-3 may
                             be directed to either:

                                 Peter F. Clark
                                General Counsel
                                    Conectiv
                                800 King Street
                              Wilmington, DE 19899

                                       or

                                Louis M. Walters
                                   Treasurer
                                    Conectiv
                                800 King Street
                              Wilmington, DE 19899
                                 (302) 429-3525

                                   Conectiv
                                 FORM U-9C-3
                     For the Quarter Ended March 31, 1998

                               Table of Contents

                                                                                                Page
Item 1. Organization Chart                                                                       1

Item 2. Issuances and Renewals of Securities and Capital Contributions                           1

Item 3. Associated Transactions                                                                  1

Item 4. Summary of Aggregate Investment                                                          2

Item 5. Other Investments                                                                        2

Item 6. Financial Statements and Exhibits                                                        3

SIGNATURE                                                                                        4

Item 1. - ORGANIZATION CHART

                                                                                 Percentage
                                   Energy or                                      of Voting
Name of                           Gas Related       Date of         State of      Securities
Reporting Company                   Company      Organization     Organization       Held       Nature of Business
-----------------                   -------      ------------     ------------       ----       ------------------
Conectiv
  Conectiv Energy Supply, Inc.      Energy-         7/3/75             DE            100%       Energy Commodity
                                    related                                                     Marketing

    Petron Fuel Corporation         Energy-         8/22/80            PA            100%       Energy Commodity
                                    related                                                     Marketing



Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

CAPITAL CONTRIBUTIONS:

                                                            Principal Amount of          Person to Whom
Company Issuing Security      Type of Security Issued            Security              Security Was Issued
------------------------      -----------------------            --------             --------------------
         Petron                   Common Stock                       *               Conectiv Energy Supply,
                                                                                              Inc.
         Petron                   Promissory Note                    *                      Conectiv

*  Confidential Treatment Requested



Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

                                                 Types of       Direct       Indirect                Total
Reporting Company        Associate Company       Services       Costs        Costs       Cost of     Amount
Rendering Services       Receiving Services      Rendered       Charged      Charged     Capital     Billed
------------------       ------------------      --------       -------      -------     -------     ------
NONE

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                 Types of       Direct       Indirect                Total
Associate Company        Reporting Company       Services       Costs        Costs       Cost of     Amount
Rendering Services       Receiving Services      Rendered       Charged      Charged     Capital     Billed
------------------       ------------------      --------       -------      -------     -------     ------
NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):


     Total consolidated capitalization as of March 31, 1998                 $3,968,771        Line 1

     Total capitalization multiplied by 15%
     (Line 1 multiplied by 0.15)                                               595,315        Line 2

     Greater of $50 million or line 2                                          595,315        Line 3

     Total current aggregate investment:
     (categorized by major line of energy-related business)
         Energy-related business Category -  Rule 58(b)(1)(v) *
           Total current aggregate investment                                        *        Line 4
                                                                             ---------

     Difference between the greater of $50 million or 15% of
     capitalization and the total aggregate investment of the
     registered holding company system                                               *        Line 5
      (line 3 less line 4)                                                   =========


Investments in gas-related companies:

NONE

* Confidential Treatment Requested

Item 5. - OTHER INVESTMENTS

     Major Line of Energy-    Other Investment in       Other Investment in this      Reason for Difference
       Related Business        Last U-9C-3 Report             U-9C-3 Report            in Other Investment
       ----------------        ------------------             -------------            -------------------
          NONE

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.    Financial Statements:

      Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended March 31, 1998.)

      Exhibit A-2. Financial statements of Conectiv Energy Supply, Inc. (Confidential Treatment Requested)

      Exhibit A-3. Financial statements of Petron Fuel Corporation. In March 1998, Conectiv Energy Supply, Inc. (a subsidiary of Conectiv formerly known as Delmarva Energy Corporation) purchased Petron Oil Corporation (Petron). Petron's results of operations and financial position were reported on the equity method of accounting within the Consolidated Conectiv first quarter 1998 Financial Statements because purchase method accounting adjustments had not been finalized and Petron is immaterial to Conectiv's Consolidated Financial Statements. Accounting for the Petron acquisition is expected to be completed by the second quarter of 1998. Financial statements for Petron will be filed with Form U-9C-3 for the second quarter.


B.    Exhibits:

      Exhibit B-1.  Contracts required by Item 3. - NONE

      Exhibit B-2. Certificate of Conectiv. A certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with interested state commissions is "Not Applicable". A conformed copy of this quarterly report shall be filed with interested state commissions promptly after filing with the Securities and Exchange Commission.

                                   SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                                   Conectiv.


                                                   By:  /s/ Louis M. Walters
                                                   ----------------------------
                                                   Louis M. Walters
                                                   Treasurer




May 28, 1998

CONECTIV ENERGY SUPPLY, INC. BALANCE SHEET                                  EXHIBIT A-2
AS OF MARCH 31, 1998
(Dollars in Thousands)



                     ASSETS
CURRENT ASSETS
    Cash and cash equivalents                            *
    Prepaid taxes                                        *
    Accounts receivable                                  *
                                                     ----------
                                                         *
                                                     ----------

INVESTMENTS
    Investment in Petron                                 *
    Investment in partnership with CNE                   *
                                                     ----------
                                                         *
                                                     ----------

DEFERRED CHARGES AND OTHER ASSETS
    Other                                                *
                                                     ----------

TOTAL ASSETS                                             *
                                                     ==========




          CAPITALIZATION AND LIABILITIES

CURRENT LIABILITIES
    Interest accrued                                     *
                                                     ----------
                                                         *
                                                     ----------

CAPITALIZATION
    Common stock                                         *
    Additional paid-in capital                           *
    Retained earnings                                    *
                                                     ----------
                                                         *

    Debt                                                 *
                                                     ----------
                                                         *
                                                     ----------

                                                     ----------
TOTAL CAPITALIZATION AND LIABILITIES                     *
                                                     ==========



    * Confidential Treatment Requested

CONECTIV ENERGY SUPPLY, INC. INCOME STATEMENT
FOR THE THREE MONTHS ENDED MARCH 31, 1998
(Dollars in Thousands)



OPERATING EXPENSES
    Operation and maintenance                    *
                                            -----------
                                                 *
                                            -----------

OPERATING INCOME                                 *
                                            -----------

OTHER INCOME
    Equity in earnings of CNE parnership         *
    Other                                        *
                                            -----------
                                                 *
                                            -----------

INTEREST EXPENSE
    Interest charges                             *
                                            -----------
                                                 *
                                            -----------

LOSS BEFORE INCOME TAXES                         *
                                            -----------

INCOME TAXES                                     *
                                            -----------

NET LOSS                                         *
                                            ===========





    * Confidential Treament Requested